FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Aleafia Health Inc. (the “Company”)
2nd Floor, 8810 Jane Street
Vaughan, Ontario, L4K 2M9

Item 2.	Date of Material Change

August 13, 2018

Item 3.	News Release

The press release disclosing the material change was disseminated on August 14, 2018 through the facilities of CNW.

Item 4.	Summary of Material Change

The Board of Directors of Aleafia Health Inc. (the "Company"), has announced the appointment of Trevor J. Newell as the Company’s new Chief Marketing & Technology Officer (CMTO), effective on August 13, 2018.

Item 5.	Full Description of Material Change

5.1	Full Description of Material Change

The Board of Directors of Aleafia Health Inc., has announced the appointment of Trevor J. Newell, as its new Chief Marketing & Technology Officer, effective on August 13, 2018.

Reporting directly to the CEO, Geoff Benic, Mr. Newell will be responsible for the strategic direction and execution accountability for all of Aleafia's marketing, sales, partnerships, business development and technologies. Mr. Newell entered into an executive employment agreement with the Company under which he was granted an aggregate of 600,000 stock options with an exercise price of $0.65, under the Company’s stock option plan and the stock options will vest every six months over a 2 year period.

5.2	Disclosure for Restructuring Transactions

Not Applicable

Item 6.	Item 6 - Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102 – Continuous Disclosure Obligations

Not Applicable

Item 7.	Item 7 - Omitted Information

No information has been omitted from this material change report.

Item 8.	Executive Officer

Benjamin Ferdinand
Chief Financial Officer
416-860-5665

Item 9.	Date of Report

August 14, 2018